Filed by General Motors Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933

                             Subject Companies: Hughes Electronics Corporation
                                                    General Motors Corporation
                                                Commission File No. 333-105851
                                                Commission File No. 333-105853


                           GENERAL MOTORS CORPORATION
                           NOTICE OF CORPORATE ACTION

To General Motors Corporation Common Stockholders:

      I am pleased to inform you that on October 3, 2003, General Motors Corporation ("GM") received written consents executed by the holders of a majority of the outstanding shares of both classes of GM Common Stock with respect to each of the six corporate actions set forth in the "Solicitation of Written Consent of General Motors Corporation Common Stockholders/Prospectus of Hughes Electronics Corporation/Prospectus of The News Corporation Limited" dated August 21, 2003. This notice is given pursuant to Section 228(e) of the Delaware General Corporation Law to all common stockholders of GM as of October 3, 2003, which is the date on which a sufficient number of written consents to the taking of the corporate action described above were delivered to GM.

      GM continues to await regulatory clearances, which are a prerequisite to consummation of the split-off of Hughes Electronics Corporation and the related transactions.

                                          Sincerely,
                                          /s/ G. Richard Wagoner, Jr.
                                          ----------------------------
                                          G. Richard Wagoner, Jr.
                                          Chairman and Chief Executive Officer


Stockholders are urged to read the important information in the definitive materials filed with the SEC on August 21, 2003, which are available free of charge at the SEC's web site, www.sec.gov. Additionally, the definitive materials contain information about how to obtain transaction-related documents for free from GM.